02017372

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

GIGAMEDIA LIMITED
(Name of Registrant)

No. 122 TunHua North Road, Fourteen Floor
Taipei, Taiwan
Republic of China
(Address of principal executive offices)


PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F..X... Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

GigaMedia Limited (the "Company") is furnishing under cover of Form 6-K the press release dated February 2, 2002, relating to its acquisition of the two leading record store chains in Taiwan, Music King Records("MKR") and Point Records Company Ltd.("Point").



GIGAMEDIA ACQUIRES MUSIC RETAILERS

COMPANY SECURES LARGEST OFFLINE MUSIC DISTRIBUTION IN TAIWAN

Deal To Provide Support For Online Initiatives And Expected To Accelerate Profitability

TAIPEI, Taiwan, February 2, 2002 – GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a leading multi-technology provider in Taiwan of broadband Internet access services and broadband content for Chinese markets, announced today that it has signed a definitive agreement to acquire control of the two leading record store chains in Taiwan, Music King Records ("MKR") and Point Records Company Ltd. ("Point").

MKR and Point are privately held music distributors in Taiwan, operating 16 and 34 stores, respectively, throughout Taiwan. The companies had combined revenues in 2001 of approximately NT$3.0 billion. Going forward, MKR and Point will continue to operate as separate brands.

The addition of MKR's and Point's offline businesses to GigaMedia's online services significantly strengthens GigaMedia's business model, enabling the company to deepen customer relationships while diversifying revenues. The deal is expected to improve margins, increase free cash flow and accelerate profitability. Management also anticipates that the acquisition of these market leaders will significantly enhance the company's ability to secure future offline and online music deals.

Raymond Chang, chief executive officer of GigaMedia said, "This transaction is a milestone in our history, transforming GigaMedia from a pure provider of broadband Internet content and access, to a diversified entertainment company. While we will continue to develop our online brand, this deal enables us to significantly increase the size of our business and take advantage of a strong, complementary market opportunity. There is substantial overlap between the demographics of our online customers and the offline customers of MKR and Point. We believe the acquisition of these leading retailers will not only improve our cash flow in the short-term, but provide long-term marketing synergies for our new media initiatives."

The deal, which is subject to regulatory and other approvals, will be accounted for as a purchase.

Results of MKR and Point will be consolidated with GigaMedia's effective from the date of closing. Other terms of the deal were not disclosed.

GigaMedia expects to provide pro forma projections for the combined company and additional details upon completion of the transaction.

About GigaMedia

The first broadband ISP in Taiwan, GigaMedia is today one of Taiwan's leading providers of broadband Internet access services and broadband content for Chinese markets. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform developed in conjunction with Microsoft, and is capable of delivering broadband Internet access speeds of up to 100 times faster than traditional dial-up services. The company's premium ADSL is likewise distinguished in the market by its high performance characteristics and value-added features. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers multiple interactive Chinese-language multimedia Web sites through its Web destination <http://www.gigigaga.com>. Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from <http://ir.giga.net.tw>.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2001.

Contact:
GigaMedia Limited
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited

Dated: February 26, 2002

By:____________________

Name: Wayne W. Chen

Title: V.P. and General Counsel